SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

For the fiscal year ended December 31, 2000


                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from                       to
                               ---------------------    --------------------


Commission File Number: 0-22048


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         STARCRAFT CORPORATION 401K PLAN
                   (FORMERLY STARCRAFT AUTOMOTIVE CORPORATION
                      401(K) PROFIT SHARING PLAN AND TRUST)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              STARCRAFT CORPORATION
                       P.O. Box 1903, 2703 College Avenue
                              Goshen, Indiana 46526

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS:

     A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Crowe, Chizek and Company LLP to the incorporation by reference of these financial statements into Starcraft Corporation's Form S-8 Registration Statement relating to the Plan (Reg. No. 33-73148) is set forth hereto as Exhibit 23.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  STARCRAFT CORPORATION 401K PLAN

                                  By the Plan Administrator:
                                  STARCRAFT CORPORATION


Date:  June 26, 2001              /s/ Richard J. Mullin
                                  ----------------------------------------------
                                  Richard J. Mullin, Chief Financial Officer

                        STARCRAFT CORPORATION 401(K) PLAN
                                 Goshen, Indiana

                              FINANCIAL STATEMENTS
                           December 31, 2000 and 1999







                                    CONTENTS




REPORT OF INDEPENDENT AUDITORS..............................................   1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS........................   2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS..............   3

     NOTES TO FINANCIAL STATEMENTS..........................................   4


SUPPLEMENTAL SCHEDULES

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR).........   8


CONSENT OF CROWE, CHIZEK AND COMPANY LLP...........................   Exhibit 23

                         REPORT OF INDEPENDENT AUDITORS


To the Trustees and Participants
Starcraft Corporation 401(k) Plan
Goshen, Indiana

We were engaged to audit the financial statements and supplemental schedule of the Starcraft Corporation 401(k) Plan (the Plan) as of December 31, 2000 and 1999 and for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                            /s/ Crowe, Chizek and Company LLP

                                            Crowe, Chizek and Company LLP


South Bend, Indiana
May 14, 2001

                        STARCRAFT CORPORATION 401(k) PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

                        STARCRAFT CORPORATION 401(K) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------



                                                  2000               1999
                                                  ----               ----
ASSETS
Investments (Note 3)                         $   4,309,493     $   5,273,592

Cash                                                     -            62,769

Receivables
     Contributions from participants                25,357            26,173
     Contributions from employer                         -           143,811
     Income                                              -               335
                                             -------------     -------------
         Total receivable                           25,357           170,319
                                             -------------     -------------

                                                 4,334,850         5,506,680

LIABILITIES
Securities purchases payable                        49,352                 -
                                             -------------     -------------


NET ASSETS AVAILABLE FOR BENEFITS            $   4,285,498     $   5,506,680
                                             =============     =============



--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                        STARCRAFT CORPORATION 401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2000

--------------------------------------------------------------------------------



Additions
     Investment income
         Net depreciation
           in fair value of investments (Note 3)               $  (1,565,778)
         Interest, dividends and capital gains                       715,679
                                                               -------------
                                                                    (850,099)

     Employee contributions                                          365,790
                                                               -------------
         Total                                                      (484,309)

Deductions
     Benefits paid to participants                                   695,212
     Administrative fees                                              41,661
                                                               -------------
         Total                                                       736,873
                                                               -------------


Net decrease                                                      (1,221,182)

Net assets available for benefits
     Beginning of year                                             5,506,680
                                                               -------------

     End of year                                               $   4,285,498
                                                               =============



--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                        STARCRAFT CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Starcraft Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General: The Plan, which was effective May 1, 1991, and was restated January 1, 1996, is a defined contribution plan which covers substantially all full-time employees of Starcraft Corporation and subsidiaries (Company) who are not included in a collective bargaining agreement. Employees who have completed 6 months of service and are age 18 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Participants may make 401(k) contributions of up to 15% of their eligible compensation, as defined by the Plan. The Company may make annual discretionary matching contributions which may not exceed 6% of each participant's eligible compensation. The Company elected not to make a matching contribution for 2000. In addition to the discretionary matching contribution, a discretionary profit sharing contribution may be made at the option of the Board of Directors. No discretionary profit sharing contribution was made in 2000.

Forfeitures: At December 31, 2000, forfeited nonvested accounts totaled $13,474. These accounts will be used to reduce future deposits of employer matching contributions.

Investment Direction: The Company, in its sole discretion, may make any Company contribution in cash or Starcraft Corporation common stock or in any combination thereof. The Company has the right to direct the investment of all Company contributions made for the 1997 plan year and thereafter. Company contributions made for all plan years prior to 1997 are subject to the investment direction of the participants.

The Plan Administrator directs the trustee as to how to vote the Starcraft Corporation common stock held by the Plan on all matters subject to shareholder vote.

Participant Accounts: Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution, an allocation of the Company's discretionary profit sharing contribution, and an allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined.




--------------------------------------------------------------------------------

                                  (Continued)

                        STARCRAFT CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting: Participants are immediately vested in their contributions and the Company's discretionary qualified matching contributions (QMAC). Vesting in the Company's discretionary profit sharing contributions and any additional matching contributions which are not QMAC contributions is based on years of continuous service. A participant is 100% vested after five years of credited service.

Payment of Benefits: Benefits generally are distributed upon the participant's termination of employment, early or normal retirement, disability, or death. Benefits are payable in a lump sum amount equal to the value of the participant's account. The Plan also provides for certain hardship withdrawals.

Retirement, Death and Disability Benefits: Under the Plan, a participant is entitled to 100% of their account balance upon retirement, death or disability.

Investment Options: Upon enrollment in the Plan, a participant may direct employee and certain company contributions in 5% increments into any of six investment options.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its operations at any time, subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The accounting  principles and procedures  followed by the
Plan  conform  to  generally  accepted  accounting  principles.   The  financial
statements of the Plan are prepared under the accrual method of accounting.

Investments Valuation and Income Recognition: The investments of the Starcraft Corporation 401(k) Plan (Plan) are stated at fair value. The units of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock of Starcraft Corporation is valued at the last reported sales price on the last business day of the plan year.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Payment of Benefits: Plan benefits are recorded when paid.


--------------------------------------------------------------------------------

                                  (Continued)

                        STARCRAFT CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS

The Plan's investments are held by a trust fund administered by Smith Barney Corporate Trust Company (Smith Barney), the Plan's trustee. The following presents investments that represent 5% of more of the Plan's net assets:

                                                                          December 31,
                                                                      2000            1999
                                                                      ----            ----
   Consulting Group Large Capitalization Value Equity Fund
     (79,566 and 76,336 units)                                     $    848,169  $    895,424
   Consulting Group Large Capitalization Growth Fund
     (88,457 and 63,853 units)                                        1,318,890     1,717,636
   Consulting Group Small Capitalization Growth Fund
     (44,759 and 28,819 units)                                          652,580       651,013
   Consulting Group International Equity Fund
     (43,123 and 34,376 units)                                          452,789       508,079
   Consulting Group Stable Value Fund - common collective
     investment (72,365 and 92,262 units)                               866,103     1,038,871
   Starcraft Corporation common stock-nonparticipant directed
     (35,983 and 29,926 shares)                                          71,967       213,223
   Starcraft Corporation common stock
     (49,498 and 34,996 shares)                                          98,995       249,346


During 2000, the Plan's investments, (including investments bought, sold, and held during the year) depreciated in value by $(1,565,778), as follows:

                                                                     2000
                                                                     ----

     Mutual Funds                                              $  (1,262,116)
     Common collective investment funds                               56,365
     Common stock                                                   (360,027)
                                                               -------------

                                                               $  (1,565,778)
                                                               =============

NOTE 4 - NON PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non participant directed investments is as follows:

                                                       December 31,
                                                  2000              1999
                                                  ----              ----
    Net Assets:
     Common stock                            $      71,967     $     213,222
                                             =============     =============



--------------------------------------------------------------------------------

                                  (Continued)

                        STARCRAFT CORPORATION 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------


NOTE 4 - NON PARTICIPANT DIRECTED INVESTMENTS (Continued)

                                                                 Year ended
                                                              December 31, 2000
                                                              -----------------
    Changes in Net Assets:
     Distributions                                              $     38,767
     Depreciation                                                    102,488
                                                                ------------

                                                                $    141,255
                                                                ============

NOTE 5 - TRANSACTIONS WITH PARTIES-IN-INTEREST

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain professional fees related to the administration of the Plan were paid by the Company. Other professional fees related to the investment and administration of the Plan's assets were paid by the Plan. The fees paid by the Plan for these services amounted to $41,661 for the year ended December 31, 2000.

The Plan's investments in Starcraft Corporation common stock qualify as party-in-interest investments. Also, the Plan's investments, other than common stock, is sponsored by the Plan trustee and qualify as party-in-interest investments.

NOTE 6 - TAX STATUS

The Internal Revenue Service ruled on May 26, 1999 that the Plan qualifies under
Section 401(a) of the Internal Revenue Code (IRC). The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $12,693 and $-0- at December 31, 2000 and 1999, respectively.

NOTE 8 - SUBSEQUENT EVENT

During 2001, the Plan Administrator elected to change the custodian of the Plan's assets and responsibility for the related participant-level accounting services to Massachusetts Mutual Life Insurance Company.

The Plan has incurred a partial plan termination as a result of Starcraft's disposition of its van division.





--------------------------------------------------------------------------------

                              SUPPLEMENTAL SCHEDULE

                        STARCRAFT CORPORATION 401(K) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2000

--------------------------------------------------------------------------------


Plan Sponsor:                           Starcraft Corporation 401(k) Plan
                                  --------------------------------------------
Employer Identification Number:                    35-1817634
                                  --------------------------------------------
Plan Number:                                           001
                                  --------------------------------------------

                                                                (c)
                                                    Description of Investment,
                      (b)                            Including Maturity Date,                             (e)
         Identity of Issuer, Borrower,                   Rate of Interest,                  (d)         Current
  (a)      Lessor, or Similar Party                   Par, or Maturity Value               Cost          Value
  ---      ------------------------                   ----------------------               ----          -----
       Smith Barney Corporate Trust Company:
       Consulting Group                           shares of mutual fund
   *   Large Capitalization Value Equity Fund     76,566 units                         $      **         $848,169


       Consulting Group                           shares of mutual fund
   *   Large Capitalization Growth Fund           88,457 units                                **        1,318,890

       Consulting Group                           shares of mutual fund
   *   Small Capitalization Growth Fund           44,759 units                                **          652,580

       Consulting Group                           shares of mutual fund
   *   International Equity Fund                  43,123 units                                **          452,789

       Consulting Group                           shares of collective investment fund
   *   Stable Value Fund                          72,365 units                                **          866,103

       Starcraft Corporation
   *   Common stock                               49,498 shares                               **           98,995

       Starcraft Corporation
   *   Common stock                               35,983 shares                             142,417        71,967
                                                                                                       ----------
                                                                                                       $4,309,493
                                                                                                       ==========

--------------------------------------------------------------------------------
  * - Denotes party-in-interest.
** - Participant directed account. Cost basis not presented.